ALSTON&BIRD LLP

One Atlantic Center

1201 West Peachtree Street

Atlanta, GA 30309-3424

404-881-7000

Fax: 404-253-8536

www.alston.com

Sarah E. Ernst	Direct Dial: 404-881-4940	Email: sarah.ernst@alston.com

February 21, 2012

Via EDGAR

Jim B. Rosenberg Senior Assistant Chief Accountant Division of Corporation Finance United States Securities and Exchange Commission 100 F Street, NE Washington, D.C. 20549

Re:	Prestige Brands Holdings, Inc. Form 10-K for Fiscal Year Ended March 31, 2011 Filed May 13, 2011 Form 10-Q for the Quarterly Period Ended December 31, 2011 Filed February 9, 2012 File No. 001-32433

Dear Mr. Rosenberg:

On behalf of our client, Prestige Brands Holdings, Inc. (“Prestige Brands”), we are responding to the Securities and Exchange Commission (“SEC”) staff’s (the “Staff”) letter dated February 17, 2012, with regard to the above-referenced filings. Pursuant to a conversation with you on February 21, 2012, we understand that the Staff has agreed to extend Prestige Brands’ deadline for responding to the Staff’s February 17, 2012 letter until March 16, 2012.

If you have questions or concerns about the foregoing, please do not hesitate to call me at (404) 881-4940.

Best regards,

/s/ Sarah E. Ernst

Sarah E. Ernst

SEE:see

cc:	Eric Klee

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